[TO BE REVISED]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2012

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 Iassonos Street
Piraeus, 18537 Greece
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Item 1 – Information Contained in this Form 6-K Report

As previously reported in a press release filed on Form 6-K on May 14, 2012, Capital Product Partners L.P. (the “Partnership”) intended to use net proceeds from an issuance of its Class B Convertible Preferred Units, together with part of its cash balances, to repay debt of $149.6 million across the Partnership’s three credit facilities. On May 21, 2012, the Partnership entered into amendments to each of its three credit facilities in connection with such prepayment.

The foregoing description of the  amendments to  the Partnership’s credit facilities does not purport to be complete and is qualified in its entirety by the terms and conditions of the Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility, the Third Supplemental Agreement to Revolving $350.0 Million Credit Facility, and the Supplemental Letter to $25.0 Million Loan Agreement with Emporiki Bank Of Greece S.A., which are filed as exhibits to this report and incorporated herein by reference.

Attached as Exhibit I is the Ninth Supplemental Agreement to Revolving $370.0 Million Credit Facility dated May 21, 2012.

Attached as Exhibit II is the Third Supplemental Agreement to Revolving $350.0 Million Credit Facility dated May 21, 2012.

Attached as Exhibit III is the Supplemental Letter to $25.0 Million Loan Agreement with Emporiki Bank Of Greece S.A. dated May 21, 2012.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-177491, dated October 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: May 23, 2012	By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
		Name:	Ioannis E. Lazaridis
		Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.